ABN AMRO Funds

File No.: 811-8004

EXHIBIT TO ITEM 77I

Terms of New or Amended Securities

ABN AMRO Mid Cap Fund Class I

The ABN AMRO Mid Cap Fund has issued Class I shares of common stock. Each share of the Class I shares of common stock has the preferences, conversion and other tights, voting powers, restrictions, qualifications and terms and conditions of redemption that are set forth in the Trust Instrument for the ABN AMRO Funds.

A description of Class I shares of the ABN AMRO Mid Cap Fund is incorporated by reference to Post-Effective Amendment No. 53 to the Registration Statement as filed with the SEC via EDGAR on June 29, 2004 (Accession No. 0000950137-04-005339).